
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Vacayo, Inc.

*Legal status of issuer*

   *Form*
   Corporation

   *Jurisdiction of Incorporation/Organization*
   Delaware

   *Date of organization*
   March 6, 2017

*Physical address of issuer*
600 B Street, Floor 3, San Diego, CA 92101

*Website of issuer*
www.vacayo.com

*Name of intermediary through which the Offering will be conducted*
OpenDeal Inc. dba "Republic"

*CIK number of intermediary*
0001672732

*SEC file number of intermediary*
007-00046

*CRD number, if applicable, of intermediary*
283874

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
5.0% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
2% of the Securities being issued in this Offering

*Type of security offered*
Units of SAFE (Simple Agreement for Future Equity)

*Target number of Securities to be offered*
50,000

*Price (or method for determining price)*
Future Priced Equity Round

*Target offering amount*
$50,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

*Maximum offering amount (if different from target offering amount)*
$1,070,000.00

*Deadline to reach the target offering amount*
March 3, 2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
3

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $0.00 | $0.00 |
| **Cash & Cash Equivalents** | $0.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $0.00 | $0.00 |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**December 27, 2017**

**FORM C**

**Up to $1,070,000.00**

**Vacayo, Inc.**



**Units of SAFE (Simple Agreement for Future Equity)**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Vacayo, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".  In order to purchase

Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

| | Price to Purchasers | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $100.00 | $5.00 | $95.00 |
| **Aggregate Minimum Offering Amount** | $50,000.00 | $2,500.00 | $47,500.00 |
| **Aggregate Maximum Offering Amount** | $1,070,000.00 | $53,500.00 | $1,016,500.00 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.
(2)      OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.vacayo.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold**

**in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is December 27, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"* *"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

**Table of Contents**

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.vacayo.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Vacayo, Inc. (the "Company") is a Delaware Corporation, formed on March 6, 2017.

The Company is located at 600 B Street, 600 B Street, Floor 3, San Diego, CA 92101.

The Company's website is www.vacayo.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**
Vacayo offers real estate management platform and service that help landlords rent out their property seamlessly and with higher income, leveraging Superhosts for on-the-ground operations. We use current long term rates as well are the rates on short-term platform to determine the true value of a home.

**The Offering**

| | |
|---|---|
| **Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered** | 50,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)** | 50,000 |
| **Maximum amount of Units of SAFE (Simple Agreement for Future Equity)** | 1,070,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)** | 1,070,000 |
| **Purchase price per Security** | Future Priced Equity Round |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | March 3, 2018 |
| **Use of proceeds** | See the description of the use of proceeds on page 19 hereof. |
| **Voting Rights** | See the description of the voting rights on page 28 hereof. |

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*
We were incorporated under the laws of Delaware on March 6, 2017. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a company, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will continue to operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced by an early-stage company.

*The development and commercialization of our products/services are highly competitive.*
We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize service. These competitors also

compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We depend on third-party service providers and outsource providers for a variety of services and our business depends on developing and maintaining productive relationships with distribution partners.***

Our product serves as a matching tool, pairing landlords with local manager. The success of our products and services is contingent on the availability of landlords that opt to use our products and services. If we are unable to secure an adequate number of such landlords in our target markets, the utility and desirability of our products and services might suffer. In addition, should our local managers and business partners provide actual or perceived low-quality service, or should there be any instance of crime during a business partner-sponsored activity, we would be at risk of severe reputational harm. While we take reasonable steps to vet our room-listers, there is no guarantee that one or more such incidents might not occur, which would likely result in reputational, financial and operational harm to the Company.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Isabel Berney, and Truth Oladapo who are Director, Secretary and Chief Operating Officer and Director, President and Chief Executive Officer of the Company, respectively. Each of the foregoing individuals is also a member of the Company's board of directors. The Company has or intends to enter into employment agreements with Isabel Berney, Olof Matti, and Truth Oladapo although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. In addition, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in the event Isabel Berney, Olof Matti or Truth Oladapo dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of any of the foregoing individuals or any other member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***The Company intends to use the proceeds from the Offering for unspecified working capital.***

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

***The SAFEs (Simple Agreements for Future Equity) will not be freely tradable until one year from the initial purchase date.***
Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

***We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.***
To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***If we fail to maintain or expand our relationships with our channel partners, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products/services.***

We depend on our channel partners to provide us quality tenants at favorable prices. Many factors outside our control, including, without limitation, cost of travel, recession, epidemics, transportation disruptions or weather conditions, could adversely affect our channel partners' ability to deliver to us quality tenants at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular partner could cause that partner to increase the amount of commission or decrease the quantity of the tenants we get from it. Channel partner consolidation could also limit the number of suppliers from which we may receive tenants and could materially affect the prices we charge for these properties. We would suffer an adverse impact if our channel partners limit or cancel the refund restriction that currently protects us from last minute tenant cancelations.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Laws and regulations affecting the regulated real estate industry are constantly changing, which could materially and adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.***

Local, state and federal real estate laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

**Risks Related to the Securities**

***The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.***
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great

enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.***
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

***Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

***In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.***
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on

which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business
Vacayo offers real estate management platform and service that help landlords rent out their property seamlessly and with higher income, leveraging Superhosts for on-the-ground operations. We use current long-term rates as well are the rates on short-term platform to determine the true value of a home.

### Business Plan
Vacayo is developing a data analytics application that streamlines the scoring of homes, and determines the market price of a property. We're developing models in Django and python that use a combination of API queries, manual data collection and web harvesting to conduct an analysis on the income-generating capability given the profile of the home, local visitor's preferences, and other macro trends. By leveraging our proprietary technology, we can onboard, furnish and list a landlord's home is just 48 hrs and enter new markets remotely using our Superhosts. Over time, data gathered by Vacayo from the homes on our platform, including home usage data, will improve our model and expand the value of the properties.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Property Management technology | Real estate management services- we identify, lease, furnish, and manage short term rental properties. | U.S. |

We're building a Superhost dashboard where Superhosts will be able to easily self-onboard and manage properties. We view this model as a powerful way to grow both domestically and internationally. On the landlord side, we have developed an owner dashboard where they can sign leases, track rent payments, and approve maintenance with the push of a button. We are adding machine-learning to our rent guarantee algorithm, revenue management, and dynamic pricing systems to make the process more efficient. Other dashboards ideas we are exploring include: broker's dashboard, photographer's dashboard, interior designer's dashboard, maintenance dashboard, revenue management and dynamic pricing tools. Once a property is onboarded, it gets added to our digital property management system that distributes our supply to the various rental marketplaces, such as Airbnb, HomeAway, TripAdvisor, Booking.com, and Expedia.

**Competition**
The Company's primary competitors are Wanderjaunt, Parallel, Sonder. Vacayo is uniquely positioned as one of the first companies to offer fixed monthly income to landlords in the short-term rental space. That being said, more players have entered the market recently and made it more competitive. While Vacayo has carved out a niche, these markets are characterized by frequent product introductions and rapid technological advances. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support and corporate reputation.

**Supply Chain and Customer Base**
We source supplies to stock and furnish our homes from Amazon, Ikea and Wayfair. While these supplier relationships are beneficial, we do not rely on them exclusively and have many options. Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

On the supply side, our customers are landlords in our top markets: Miami, Tampa, New York, Philadelphia, San Diego, Mountain View and D.C. On the travel side, we host guests from all over the world with a special focus on families and couples, traveling in groups.

**Intellectual Property**
The company intents to file a to protect the intellectual property of Vacayo with the United States Patent and Trademark Office.

**Governmental/Regulatory Approval and Compliance**
Our industry is subject to state and city laws and regulations. Changes in laws, regulations and related interpretations, including changes in taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. To minimize risk, we've chosen to concentrate our business in home-sharing friendly cities like Philadelphia and San Diego (where vacation rental income makes up a large share of the economy) and pro-landlord states like Florida, which enacted a law in 2011 stating that a city was prohibited from banning or restricting vacation rentals. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

**Litigation**
None

**Other**

The Company's principal address is 600 B Street, Floor 3, San Diego, CA 92101. The Company has the following additional addresses: 444 Castro St, Mountain View, CA 94041 and 175 Varick St, New York, NY 10014. The Company conducts business in California, Florida, and New York. The company has Certificates of Registration to conduct business in California, New York, and Florida.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 5.00% | $2,500 | 5.00% | $53,500 |
| Campaign marketing expenses or related reimbursement | 5.00% | $2,500 | 0.23% | $2,500 |
| Estimated Attorney Fees | 3.00% | $1,500 | 0.14% | $1,500 |
| Estimated Accountant/Auditor Fees | 5.00% | $2,500 | 0.23% | $2,500 |
| Research and Development | 20.00% | $10,000 | 20.19% | $216,000 |
| Future Wages | 14.00% | $7,000 | 28.97% | $310,000 |
| General Marketing | 18.00% | $9,000 | 13.08% | $140,000 |
| General Working Capital | 30.00% | $15,000 | 32.15% | $344,000 |
| **Total** | **100.00%** | **$50,000** | **100.00%** | **$1,070,000** |

Capital raised privately and via Republic will generally go towards operating expenses, staffing, marketing, customer acquisition and other undertakings that the team believes may be helpful for revenue and growth.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company will be able to change the use of proceeds when revenue increases.

## DIRECTORS, OFFICERS AND EMPLOYEES

**Directors**
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Isabel Berney

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Director, Secretary and COO- May 2017 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
GENPACT, Executive Assistant, Nov 2012 - Sep 2014. Coordinated calendar management for senior executives. Responsible for coordinating heavy domestic and international travel booking including flights, hotel, and car reservations. As well as submitting expense reports and reaching out to auditors to ensure correct and timely reimbursement was met. Coordinated in-person interviews, internal and external meetings, conferences and Town Halls for the Sales team and NY office. Updated database for Hotels, Vendors, off-site venues and restaurants in the NY metro area and logistics for corporate events including Town Halls, team outings, J.P. Morgan Corporate Challenge, Dress for Success, Junior Achievement, etc. Isabel liaised with HR team to sending out global announcements. Isabel developed and implemented an onboarding manual to assist new hires.

*Education*
Boston University, Bachelor of Science - BS Communications

---

*Name*
Truth Oladapo

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Director, President and CEO, March 2017 – Present.

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Thump, Manager, Jun 2011 - May 2017. Responsible for company application development, product management, investor relationship, fundraising, operations, including business development, and partnerships. Managed a team of developers, content writers and marketers.

### Education
Columbia University - Fu Foundation School of Engineering and Applied Science
Dual Degree in Engineering and Physics

Jacksonville University
Bachelor's Degree in Economics and Physics

---

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

### Name
Isabel Berney

### All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Secretary and COO- May 2017 - Present

### Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
GENPACT, Executive Assistant, Nov 2012 - Sep 2014. Coordinated calendar management for senior executives. Responsible for coordinating heavy domestic and international travel booking including flights, hotel, and car reservations. As well as submitting expense reports and reaching out to auditors to ensure correct and timely reimbursement was met. Coordinate in-person interviews, internal and external meetings, conferences and Town Halls for the Sales team and NY office. Updated database for Hotels, Vendors, off-site venues and restaurants in the NY metro area and logistics for corporate events including Town Halls, team outings, J.P. Morgan Corporate Challenge, Dress for Success, Junior Achievement etc. Isabel liaised with HR team to sending out global announcements. Isabel developed and implemented an onboarding manual to assist new hires.

### Education
Boston University, Bachelor of Science - BS Communications

---

### Name
Truth Oladapo

### All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President and CEO, March 2017 – Present.

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Thump, Manager, Jun 2011 - May 2017. Responsible for company application development, product management, investor relationship, fundraising, operations, including business development, and partnerships. Managed a team of developers, content writers and marketers.

***Education***
Columbia University - Fu Foundation School of Engineering and Applied Science
Dual Degree in Engineering & Physics

Jacksonville University
Bachelor's Degree in Economics & Physics

---

***Indemnification***
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**
The Company currently has 3 employees in New York, NY. The Company has the following employment/labor agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| Equity Compensation | Award and Restricted Stock Agreement | May 1, 2017 | N/A |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| **Type of security** | Common Stock |
|---|---|
| **Amount outstanding** | 7,680,000 |
| **Voting Rights** | Each holder of record of Common Stock is entitled to one vote in person for each share of such stock. |
| **Anti-Dilution Rights** | None. |

| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | Share converted from the Securities will be subject to equity dilution if/when Vacayo participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing members. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of their total stake increases upon a pre-money valuation that increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investor will be notified. |
|---|---|
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | 100% |

The Company has the following debt outstanding:

| Type of debt | Convertible Notes |
|---|---|
| Name of creditor | Various |
| Amount outstanding | $50,000.00 |
| Interest rate and payment schedule | 10.8% per year, monthly interest repayment. |
| Amortization Schedule | None. |
| Maturity date | March 8, 2019. |
| Other material terms | The Notes will convert upon the closing of the sale of equity shares resulting in gross proceeds of at least $750,000 into the identical equity shares.  The conversion price of the notes is the lower of the discount price (price at which the equity shares are sold times 75%) or the price equal to valuation cap of $1,750,000 divided by the fully diluted capitalization of the Company prior to the closing of the equity shares. |

*Valuation*

Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

## Ownership

A majority of the Company is owned by a few people. Those people are Isabel Berney, Truth Oladapo, and Olof Matti. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|------|-----------------------------------|
| Truth Oladapo | 63.0% |

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Operations

Vacayo was formed on March 6, 2017 and have generated revenues of over $1,000,000. We generate revenue principally from the rents of the homes we manage. Since inception, we have accrued three main categories of expense in the following area: 1) product development 2) business and administrative expenses and 3) marketing. These costs will decrease over the years due to due to lower capital expenditures on the lifetime of the home being managed.

The Company expects to improve profitability in the next year by executing our business plan with the agreements from our established partners landlords, local managers (Superhosts) and channel partners. We also plan to enter a deeper partnership with our channel partners such Tripping, Airbnb, VRBO, Xiaozhu, Tripadvisor, Windu, Booking.com, Tujia etc. on the platform side as well furniture providers Feather, Burrow, etc.

### Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically to rapidly onboarding more landlords. Since we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information Trends and Uncertainties**
After reviewing this Form C, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 3, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by Future Priced Equity Round. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*
5.0% of the amount raised

*Stock, Warrants and Other Compensation*
2% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*
The Company will act as transfer agent and registrar for the Securities is KoreConX Corp.

**The Securities**
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

**Authorized Capitalization**
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 8,000,000 shares of common stock, par value $0.000100 per share, of which 7,680,000 common shares will be issued and outstanding.

**Not Currently Equity Interests**
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**
The Securities do not entitle the Purchasers to any dividends.

**Conversion**
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

**Conversion Upon the First Equity Financing**

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $10,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Purchasers whose investments commitment equal or exceed $50,000 will be automatically converted upon the First Equity Financing.

***Conversion Upon a Liquidity Event Prior to an Equity Financing***

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### *Conversion Upon a Liquidity Event Following an Equity Financing*
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

### Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

### Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**TAX MATTERS**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY**

TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Securities*

| Related Person/Entity | Parent |
|---|---|
| Relationship to the Company | Investor |
| Total amount of money involved | $50,000.00 |
| Benefits or compensation received by related person | Equity upon conversion and Interest |
| Benefits or compensation received by Company | None. |
| Description of the transaction | Convertible note |

### Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

## OTHER INFORMATION

**Bad Actor Disclosure**

None

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Truth Oladapo
(Signature)

Truth Oladapo
(Name)

Co-Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Isabel Berney
(Signature)

Isabel Berney
(Name)

Co-Founder & COO
(Title)

12/27/2017
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**
Exhibit A      Financial Statements
Exhibit B      Video Transcript
Exhibit C      Offering Page

Financial Statements

**VACAYO, INC.**

*(a Delaware corporation)*

Unaudited Financial Statements

March 6, 2017



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

December 19, 2017

To:     Board of Directors, Vacayo, Inc.
        Attn: Truth Aladapo

Re:     2017 Inception Financial Statement Review
        Vacayo, Inc.

We have reviewed the accompanying inception financial statements of Vacayo, Inc. (the "Company"), which comprise the balance sheet as of December 4, 2017, the related statements of income and cash flows, and the related notes to the financial statements for the single day period of March 6, 2017 (inception).

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


**VACAYO, INC.**
**BALANCE SHEET**
**As of March 6, 2017**
**(Unaudited)**


**ASSETS**

| | | |
|---|---|---:|
| Current Assets: | | |
| Cash and cash equivalents | $ | 0 |
| Total Current Assets | | 0 |
| | | |
| TOTAL ASSETS | $ | 0 |

**LIABILITIES AND STOCKHOLDERS' DEFICIT**

| | | |
|---|---|---:|
| Liabilities: | | |
| Current Liabilities: | | |
| Accounts Payable | $ | 0 |
| Total Liabilities | | 0 |
| | | |
| TOTAL LIABILITIES | | 0 |

Commitments and Contingencies

| | | |
|---|---|---:|
| Stockholders' Equity: | | |
| Common Stock, $0.00001 par, 10,000,000 shares authorized, | | |
| 7,680,000 shares issued as of March 6, 2017 | | 77 |
| Subscription receivable | | (77) |
| Additional paid-in capital | | 0 |
| Retained Earnings | | 0 |
| Total Stockholders' Equity | | 0 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 0 |

**VACAYO, INC.**
**STATEMENT OF OPERATIONS**
**From Inception to March 6, 2017**
**(Unaudited)**

| | | |
|---|---|---:|
| Revenues | $ | 0 |
| Cost of revenues | | 0 |
| Gross Profit (Loss) | | 0 |
| | | |
| Operating Expenses: | | |
| General and administrative | | 0 |
| Sales and marketing | | 0 |
| Organizational expenses | | 0 |
| Total Operating Expenses | | 0 |
| | | |
| Operating Income | | 0 |
| | | |
| Provision for Income Taxes | | 0 |
| | | |
| Net Income | $ | 0 |

# VACAYO, INC.
## STATEMENT OF STOCKHOLDERS' EQUITY
### For March 6, 2017
### (Unaudited)

| | Common Stock | | Additional Paid-In Capital | Subscription Receivable | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|
| | Number of Shares | Par Value | | | | |
| **March 6, 2017** | | | | | | |
| Issuance of common stock to founders | 7,680,000 | $ 77 | $ 0 | $ (77) | $ 0 | $ 0 |
| Net Income | 0 | 0 | 0 | 0 | 0 | 0 |
| Balance as of March 6, 2017 | 7,680,000 | $ 77 | $ 0 | $ (77) | $ 0 | $ 0 |

**VACAYO, INC.**
**STATEMENT OF CASH FLOWS**
**From Inception to March 6, 2017**
**(Unaudited)**

| | | |
|---|---:|---:|
| **Cash Flows From Operating Activities** | | |
| Net Loss | $ | 0 |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| (Decrease) Increase in accrued expenses | | 0 |
| Net Cash Used In Operating Activities | | 0 |
| | | |
| **Cash Flows From Investing Activities** | | |
| Purchase of property and equipment | | 0 |
| Net Cash Used In Investing Activities | | 0 |
| | | |
| **Cash Flows From Financing Activities** | | |
| Issuance of common stock | | 0 |
| Net Cash Provided By Financing Activities | | 0 |
| | | |
| Net Change In Cash and Cash Equivalents | | 0 |
| | | |
| Cash and Cash Equivalents at Beginning of Period | | 0 |
| Cash and Cash Equivalents at End of Period | $ | 0 |
| | | |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid for interest | $ | 0 |
| Cash paid for income taxes | | 0 |

**VACAYO, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF MARCH 6, 2017**
**(unaudited)**

## NOTE 1 - NATURE OF OPERATIONS

Vacayo, Inc. (which may be referred to as the "Company," "we," "us," or "our") offers short-term rental management software. The Company assists homeowners with leasing, furnishing and managing investment properties.

The Company incorporated on March 6, 2017 in the State of Delaware. The Company is headquartered in San Diego, California. The Company did not begin operations until 2017.

Since Inception, the Company has relied on securing loans and sales of securities (see Note 7) to fund its operations. As of March 6, 2017, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of March 6, 2017, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of March 6, 2017, the Company had no cash on hand.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of March 6, 2017, the Company did not have any outstanding accounts receivable as it has not yet begun operations as of March 6, 2017.

*Property and Equipment*
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to

the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  The Company had not acquired any fixed assets as of March 6, 2017.

*Fair Value Measurements*
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of March 6, 2017 as the Company had not yet begun operations.   The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of March 6, 2017, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

*Revenue Recognition*
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.  As of March 6, 2017, the Company had recognized no sales.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*Software Development Costs*
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20").  ASC 985-20 requires that software development costs be charged to research

and development expense until technological feasibility is established.  With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.  Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)."  ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees.  The standard is effective on January 1, 2018, with early adoption permitted.  The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.


## NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate or state income tax return since the Company was not operational as of a calendar year end and therefore a tax return has not yet been required to be filed.  Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.


## NOTE 4 – COMMITMENTS AND CONTINGENCIES

*Legal Matters*
Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.


## NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operation in 2017 and therefore did not incur any profit as of March 6, 2017.   The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 6 – STOCKHOLDER'S EQUITY

*Issuance of Common Stock*
In May 2017, the Company sold 7,680,000 shares of common stock to two of the founding stockholders for a purchase price of $77 or $0.00001 per share.  The common shares vest 25% on May 1, 2018 and the remaining vests equally over the next 36 months.  The unvested common stock is subject to repurchase by the Company ("Repurchase Option") if the founding member terminates employment without cause by the Company.  The purchase price is the price originally paid by the founders.  Upon a change in control and termination of the founders within a year after a change in control, the remaining shares will be released from the Repurchase Option.

*Stock Option Plan*
The Company has a 2017 Stock Option Plan ("2017 Plan") which permits the grant or option of shares to its employees and consultants for up to 1,000,000 shares of common stock.  The Company believes that such awards will help the Company attract and retain the best available person for positions of substantial responsibility, to provide additional incentives to employees and consultants, and to promote the success of the Company's business.  Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value.   Shares may be repurchased by the Company upon the shareholder's termination.  Shares are generally released from the repurchase option over a period of 4 years from the date of issuance.

## NOTE 7 – SUBSEQUENT EVENTS

*Completed Offerings*

*SAFEs*

The Company sold 525,000 units of Simple Agreements for Future Equity ("SAFEs") for $525,000 (the "SAFE Offering Offering") from March to September 2017.

Upon each future equity financing (an "Equity Financing"), the SAFEs are convertible into Safe Preferred Stock, which are securities identical to those issued in the Equity Financing other than with respect to the per share liquidation preference and the Conversion Price for purposes of price-based anti-dilution protection, which will equal the conversion price and the basis for any dividend rights, which will also be based on the Conversion Price.

If the SAFEs convert, the Company will issue to the investor a number of shares of the Safe Preferred Stock of capital stock sold in the Equity Financing.  The number of shares of the Safe Preferred Stock of such capital stock issued shall equal the quotient obtained by dividing the amount paid by the investors by either the SAFE price (valuation cap of $8,000,000 divided by the fully diluted capitalization of the Company) or the discount price (price at which the capital stock is sold times 80%) whichever generates the highest number of equities ("Conversion Price").

*KISS-A*

The Company sold 150,000 units of Keep It Simple Securities ("KISS-A) for net proceeds totaling $150,000 in June 2017.

Upon each future equity financing (an "Equity Financing") raising gross proceeds of not less than $1,000,000, the KISS-As are convertible at the option of the Company, into Kiss Shadow Common Stock, which are securities identical to those issued in the Equity Financing except they do not have the right to vote on any matters except as required by law, they must vote in accordance with the majority of the investors in the Equity Financing with respect to any such required vote and they are not entitled to any inspection or information rights (other than those contemplated by Regulation Crowdfunding). The Company has no obligation to convert the Securities in any future financing.

If the Company elects to convert the KISS-As, the Company will issue to the investor a number of shares of the Kiss Shadow Common Stock sold in the Equity Financing.  The number of shares of the Kiss Shadow Common Stock of such capital stock issued shall equal a number equal to 6% of the fully-diluted capitalization of the Company immediately following the closing of the Equity Financing.

If the Company is acquired, the KISS-As are convertible into shares of the Company's common stock. The number of shares of the Company's common stock issued shall equal a number equal to 6% of the fully-diluted capitalization of the Company immediately prior to the closing of the Equity Financing.

Beginning in December 2017, unless converted earlier due to an Equity Financing or acquisition, the investor can elect that the KISS-A be converted into shares of the Company's Series Seed Preferred Stock equal to 6% of the fully-diluted capitalization of the Company immediately following the conversion.

*Convertible Promissory Note*
The Company issued $50,000 of convertible promissory notes ("Notes") in March 2017. Interest accrues at an annual rate of 10.8% per year and is paid monthly. The Notes mature on March 8, 2019. The Notes will convert upon the closing of the sale of equity shares resulting in gross proceeds of at least $750,000 into the identical equity shares. The conversion price of the notes is the lower of the discount price (price at which the equity shares are sold times 75%) or the price equal to valuation cap of $1,750,000 divided by the fully diluted capitalization of the Company prior to the closing of the equity shares.

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs ("Simple Agreement for Future Equity") for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by February 28, 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

*Management's Evaluation*
Management has evaluated subsequent events through December 18, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT B**

John: Hi, I'm John. What if I told you your empty investment property could be leased and furnished in a matter of hours? Let's face it, being a landlord can be a huge headache. You hoped for passive income, but instead you got demanding tenants, expensive repairs and wishy-washy brokers. And that is where Vacayo comes in.

Tenant: I love your apartment but I can't move in until August.

Landlord: It's not gonna work.

John: See? This right here? That's exactly what I'm talking about.

John: Try this app. It's a Lifesaver.

John: Of course You could just manage a vacation rental by yourself but you're looking at: 1. Hours of lost time with your family 2. Furnishing costs 3. Unsteady income 4. Guests disturbing you at all hours And it doesn't end there.

John: So here's how it works, enter your address and will give you an instant rent guarantee offer for your property's highest earning potential, in an hour, we'll have a superhost at your door for an inspection.

John: Then, sit back and our app will generate a lease for you automatically. You'll sign, and the rental be deposited right into your bank account. It's that easy." Superhosts? They're local hospitality experts on Airbnb.

Superhost: Superhost makes it easy, it's like putting a child to sleep.

John(voice over): Our superhost ensure that your property stays in tip top shape. They get matched with the closest Vacayo property and it's off to the races.

John: Using our superhosts, technology and a bit of magic, we get your property furnished and ready for the first guess in 48 hours.

John: Speed isn't everything, the safety of your home is critical, so we rely on smart home technology to keep a close watch and minimize wear and tear.

John: By the way, you can vacayo more than one property at a time, just go to your dashboard, add a second address, all your properties will be manage in one place, and you choose to lease start date.

John: With Vacayo homes popping up from coast to coast and growing backlog of prospective landlords, it's clear, you found a better, faster and cheaper way to manage your vacation rental. So now we need your help to take Vacayo to the next level. So you can be the landlord lying on the beach and sippiin some rhum. Visit republic.co/vacayo and invest today.

**EXHIBIT C- Offering Page**



| **Company Name** | Vacayo |
| --- | --- |
| **Logo** |  |
| **Headline** | A landlord's favorite tenant. |
| **Cover photo** | |



**Hero Image**



**Tags**     Women Founders, Minority Founders, Tech, Travel, B2B, Real Estate

**Pitch text**

## Deal Highlights

- Vacayo will lease and furnish your vacant rental property in under 72 hours

- Innovative and highly scalable model guarantees landlords higher income

- Landlords get an "Instant Rental Offer" using our online proprietary quoting tool

- Revenue of $1.3M, 20% MOM growth, proven unit economics

- Raised $800k in 2017

- Alumni of and backed by 500 Startups

- A growing list of backlog of landlords waiting to onboard just by word of mouth

- Fastest-growing sector in travel expected to reach 190 Billion by 2019

## Customer Problem

**The average rental property sits vacant for 45 days out of the year, resulting in millions of uncaptured revenue for landlords.**



Airbnb has ignited a fast-growing interest in the short-term rental market. But most landlords still rent the "traditional" way to long-term tenants—or let their properties sit empty. Many resort to paying high broker fees to secure a tenant, but still face vacancy risks because the brokers only find tenants for a fee - they don't guarantee their work. When landlords do find tenants, they're burdened with managing every issue that arises during their tenancy - background checks, move-in/out, collecting rents, security deposits etc. The whole process is clunky, costly and time-consuming.

CHALLENGES FOR LANDLORDS OPERATING A SHORT-TERM RENTAL

→ Wear and tear concerns
→ 24/7 demands of confused or difficult guests
→ Costly CRMs needed to manage bookings
→ Short-term rental managers fees of 20-50% off revenue

→ Need for upfront capital for furnishing
→ Unstable income impacting cash flow

## Customer Benefit

*Vacayo removes the hassles of short-term renting while offering higher income*

We've built a tech-powered solution for landlords that gives them flexibility, higher income, and security. Unlike most property managers, Vacayo is fee-less! We rely on an arbitrage model, using our machine-learning algorithm to assess the earning potential of a home. Now, landlords no longer have to choose between capitalizing on their investment and spending time with family.


Guaranteed revenues - Vacayo takes on the vacancy risk
Fast and easy setup - Vacayo will lease and furnish a vacant rental property in under 72 hours
Higher rental rates - professional marketing, photos, and expertise of SuperHosts differentiates Vacayo properties from the rest
Vacayo landlords earn an average of 10% higher income over a long-term rental in the same period
Eliminates hassle of designing, furnishing, maintaining and operating the property

HOW IT WORKS—OUR TURBOCHARGED ONLINE LEASING PROCESS


Vacayo Online Leasing Process
1
Landlord submits "Rent Guarantee Form" and receives an instant offer in real time
2
SuperHost arrives at property to vet and approve the property within 3 hours
4 Step Process
3
Lease generated electronically based on landlord's preferred move-in date
4
Security deposit issued and keys exchanged

VACAYO'S SELECT PRODUCTS AND FEATURES:

- Dynamic Pricing
- "Instant Rental Offer"
- Marketing and Promotion
- Machine Learning Algorithm for optimization
- Booking Management
- Seamless Leasing Process
- Guest Communication
- End to End Management
- Hospitality Services
- Landlord DashBoard
- Smart Technologies
- Dedicated Superhosts

WWW.VACAYO.COM HTTPS://ANGEL.CO/VACAYO

## Competitor Overview

| | vacayo | WanderJaunt | SONDER | PARA//EL | OASIS |
|---|---|---|---|---|---|
| Fixed Monthly Income Model | X | X | X | | |
| Guaranteed Higher Rent | X | | | | |
| Furnishing Provided | X | X | X | X | |
| Single Family Homes Included | X | X | | | X |
| Community of Experienced Hosts | | | | | |
| Renter's Insurance Provided | | | | | X |
| Smart Home Technology Provided | | | | | |
| Automated Leasing Process | | | | | |
| Operates in Top Tier Cities | | | X | X | X |

## Investment Opportunity

- Raised $800K in 2017 from several VC and Angel sources
- Plan to raise $1.5M with a valuation cap of $10M get to institutional Series A round in June 2019

INVESTORS & PARTNERS


airbnb
EWM Realtors INTERNATIONAL
Microsoft
Dropbox
amazon web services
Booking.com
BERKSHIRE HATHAWAY HomeServices
kw KELLERWILLIAMS
FORTUNE INTERNATIONAL REALTY
BESTAPTS
tripadvisor
Google
VACATIONRENTPAYMENT
HubSpot FOR STARTUPS
Proper Insurance
HomeAway

## Use of Funds

The proceeds from the campaign will be used on three priorities:

- Operations & Onboarding: Scale our onboarding capacity to eliminate backlog of landlords and manage costs related to acquisition of new inventory.
- Product Development and Improvement: Incorporate machine learning into our rental quoting algorithm; enhance our Channel Manager and Property Management System tools; build out our Superhost Management tool to incorporate API connections.
- Marketing: Digital/social campaigns to scale the landlord base and expand reach within targeted areas of potential customers

## What People are Saying

### Quotes from Landlords:



"The Vacayo team offers a great service. The model is simple and they did a great job making it a streamlined, painless process. I'd highly recommend them as a partner." – Johnny Wang, Mountain View, CA"



"Working with Vacayo has been a breeze! They have taken the time and stress out of renting and they have left me with extra earnings without the hard work! They maintain the properties in immaculate condition. When the next property becomes available, I will not hesitate to do more business with them." - Ana Perdomo , Bombon Investments Corp, Miami, FL



"Vacayo provides excellent service to the guests and peace of mind to landlords. Their full-service approach and focus on customers is what makes them different. What's great about them is that they have a "Dream,Vision and Purpose...those that have the most inventory control the market forever." - Sam Juarez, San Diego, CA

## Our Secret Sauce: Superhosts

To scale inventory while maintaining a quality guest experience, we use Superhosts. Superhosts are local hospitality experts with the highest ratings on Airbnb. They function as independent contractors and have become our company's best evangelists.



By Partnering with local Superhosts, Vacayo can enter new markets remotely and furnish listings in 48 hours or less.

## Quotes from Superhosts:

"Vacayo has allowed me to make a living managing homes, while spending less time than at my last job."  Fabiola Perez, Superhost, Mountain View, CA

"I am proud to do business with Vacayo. They have been a tremendous partner. It has been incredible watching them grow and turn the homes that they manage into luxury getaways for their guests.  Tatiane Almeida, Superhost, San Diego, CA

## MARKET

**While competitors are focused on the travel side, Vacayo is targeting the 6 million US investment properties not being monetized.**

If Vacayo captures just 9% of this enormous market, we'll be a billion-dollar company. We've only just scratched the

surface.


35%
Y-o-Y
Growth
World Wide Market Est.
$100 billion
40 %
Y-o-Y
airbnb
37 %
Y-o-Y
HomeAway
31 %
Y-o-Y
FLIPKEY
by tripadvisor
30 %
Y-o-Y
Booking.com

UNIT ECONOMICS:


Unit economics
Our Homes
LAST 6 MONTHS
Best Location: 1 Block from the Beach
Best Size: 1,800 sft
Bedroom: 4
Bathroom: 3
Optimum number of guests: 14
*Revenue $1.1M
OpEx ($231K)
Profit $342K
Rent ($550K)
Margin 30%
$194 avg Price / Night at 79% Occupancy
Average for All Homes
$2,800
CAC
$17,100
LTV

WHAT OUR INVESTORS ARE SAYING:

"The dynamics of the alternative lodging market are evolving rapidly. Increasingly, individual homeowners are at a steep disadvantage competing with professional property managers for rental income. Vacayo guarantees owners income well above what they make on their own, while reducing the costs and time required of them. They're able to do this by taking

advantage of information asymmetry to lock in inventory at sub-market rates and re-rent the inventory at attractive profit margins."

-Kirby Winfield (Advisor and Investor)

"What attracted me to Vacayo is their unique model. They've figured out an arbitrage that works for all parties—landlord, manager and Superhost. Most impressive is how they've incentivized Superhosts to partner with them in both onboarding new properties and the management piece.."

-Garrett Koehn (Advisor and Investor)

"As real estate investors, we know that many landlords need and rely on the extra cash they earn each month by listing properties on Airbnb. Vacayo perfectly positions itself in this space, and we expect this company to grow significantly by scaling up with this round of funding."

- Shawn Zong, (Investor and CEO of Keystone Capital)

AWARDS and RECOGNITION

   

MEET THE FOUNDERS



Thank you for checking out our campaign. We started Vacayo as a "side hustle" to help us pursue other career goals. Truth, my then-roommate in New York City, had founded a health-tech startup that needed funding. His plan was to move to Florida and buy an investment property, but when he shared this news, my reaction was "Not so fast." I feared losing a roommate and figured there must be an alternative.

The two of us brainstormed until we hit upon an idea: What if, instead of buying a property, we just "Airbnb'd" our spare bedroom? This marked the unofficial launch of Vacayo. Our first listing booked out solid and we began leasing more places as landlord interest poured in. We didn't know it at the time, but we'd pioneered a completely new business model—short term rental management that included furnishing and fixed income.

Since then, we've spoken to hundreds of landlords and discovered that a combination of fixable factors—including fear of unstable income—prevent them from renting short-term. A landlord's worst nightmare is furnishing a home and then failing to attract guests! By bridging that gap and developing the latest technology to add efficiency, Vacayo provides an invaluable service.

We are passionate about our ability to transform underperforming rentals homes into generous passive income streams for our clients. For Superhosts, they can use their passion to build flexible and fulfilling careers. On the traveler's side, we offer functional and affordable group accommodations. Watching all the people we touch through Vacayo motivates us to push forward.

JOIN US in our mission to help people earn financial freedom through real estate. It's The American Dream 2.0! With your support, we can make it a reality for families across the world!

| Team | | | | |
|---|---|---|---|---|
| | Truth Oladapo | Founder and CEO | A serial entrepreneur, Truth founded "Thump," a health tech company. Prior to that, he worked at Deutsche Bank in collateral management. He earned a BA in Econ/Physics from Jacksonville U and a Masters in Engineering from Columbia U. |
| | Isabel Berney | Founder and COO | Prior to Vacayo, Isabel spent 2 years at Genpact, a financial consulting firm. In addition to helping co-found startup "Thump," she worked in marketing for Omnicom Media. Isabel graduated from Boston University's College of Communication in 2009. |
| | Catherine Concepcion | Operations Manager | Oversees new move-ins and the management of Superhosts in all our cities. |
| | Kirby Winfield | Advisor and Investor | Founder of Dwellable and AdXpose, angel investor. After two successful exits, Kirby become an operating executive at back-to-back tech IPOs, with Go2Net (GNET) and Marchex (MCHX). |
| | Garrett Koehn | Advisor and Investor | President of Northwestern US at CRC Insurance Group, Managing Partner at The Batchery, and angel investor. |
| | Jack Keigwin | Advisor | CEO of Sound Point Asset Management Inc, serves on the Executive Advisory Board of Jacksonville University. |
| | Vladimir Kuperman | Lead Designer | Vladimir Kuperman is a founder, CEO and Creative Director of Limus Design, Inc. - a creative design and development agency specializing in engaging interactive web and mobile solutions. |
| | Lee Cruz | Customer Experience | Seasoned customer service professional. Ensures every guest has a smooth, unforgettable experience. |

| | Jan Raya | Listing Specialist | Ensures the quality and accuracy of every Vacayo listing across all platforms. |
|---|---|---|---|
| | Brandon Kamin | Video Production | Head of Bear Bear Productions |
| | Emil Diaz | Lead Engineer | Columbia U Engineering Alum; Former CTO at Chicory, Worked for Deutsche Bank |
| | Michele Sconiers | Marketing | Repeat Founder @Stellup, @SunriseSiliconValley; Attorney, Princeton Alum |
| | Chris Strachan | Growth Advisor | Founding Principal at SVGA; Founder of @Bulldog; Angel Investor, Mentor and Advisor. |
| | Phil Dillard | Strategic Advisor | Founding Partner at VETCON | Founder & CEO of Black Ant Consulting |

**Perks**

| $50 | Your very own Vacayo laptop sticker to display your investment. |
|---|---|
| $100 | Vacayo swag bag with a laptop sticker, hat, notebook and t-shirt. |
| $500 | All of the above, plus 15% discount off your stay at any Vacayo property plus all previous perks. |
| $1,000 | All of the above, plus 30% discount off your stay at any Vacayo property plus swag bag. |
| $2,500 | All of the above, plus complementary 2-night weekday stay at any Vacayo property plus swag bag. |
| $5,000 | Complementary 3-night weekend stay at any Vacayo property plus swag bag. |
| $10,000 | 10% lifetime discount. Complementary 5-night trip to stay at any Vacayo destination of your choice. |
| $25,000 | 15% lifetime discount. Complementary 5-night trip plus a chartered flight to stay at any Vacayo destination of your choice. |
| $50,000 | All of the above, plus a seat on the Vacayo's advisory board and a chartered flight to spend an exclusive day of fun with our team. Plus exclusive invite to the annual investor retreat, including travel. |

**FAQ**

| | |
|---|---|
| **How does VACAYO help landlords earn more from the rental property?** | The Vacayo Analytics Team has developed a pricing algorithm that takes into account factors like zip code, number of bedrooms, historical pricing data, and current neighborhood prices to adjust nightly rates and maximize revenue. In addition, Vacayo uses a dynamic pricing formula to fill any open dates or last minute cancellations and ensure the property is always booked. |
| **How does the revenue model work?** | There is no out-of-pocket expense to landlords to work with Vacayo. Rent-Share gives homeowners a predetermined monthly income from their short term rentals. Every month, Vacayo will pay homeowners a set fee for the privilege of managing their rental home. Using over 75 criteria including zip code, number of bedrooms, and amenities, Vacayo is able to accurately predict both occupancy and daily pricing. |
| **What happens if guests damage the property?** | At Vacayo, we screen guests before they complete reservations, and we inspect the property and document any problems between guests. In the unlikely event of guest damage, we insure each property through our partner, Proper Insurance, which covers all building damage and liability. |
| **What measures are taken to vet the guests who stay at the properties?** | After managing thousands of reservations, we've got this one down! We use tools provided by our booking partners (Airbnb, VRBO) to only accept guests who have positive reviews. In addition, we require every guest to provide an ID (which we check) and sign our house manual prior to arrival. In addition, we install smart technology in each home that includes: motion-detecting cameras outside the home, a "smart" doorbell, and Noiseware devices to ensure our house rules are being upheld. |
| **How unique about the Vacayo team?** | Our advantage is the experienced team in the space with 4 of the core members being Columbia University scholars and 1 Boston University graduate. 2 of us have built houses from the ground up, and understand real estate very well. Furthermore, Columbia University owns one of the largest real estate portfolios, and we have access to their management team and partnership programs.<br>• 4 core members and advisors have over 50 years of professional real estate experience<br>• Substantive traditional Real Estate experience<br>• Early interaction with AirBNB to define the space |
| **What helps you grow quickly?** | Our *Superhosts* allow us to scale more quickly than any of our competitors. They are involved from the beginning with vetting prospective units, and also act as evangelists who promote our product within their networks. On the management end, there's is little training needed and they help us ensure that a home is furnished and ready for the first guest in 48 hours. |
| **What is the relationship with Airbnb? What if Airbnb start doing something like Vacayo?** | We have worked with Airbnb's founder Brian Chesky and Joe Zadeh in NYC. We created their first physical guidebook before they made it digital. We have regular conversations with them and spoke to Alex their partnership lead early last week to develop a deeper partnership.<br><br>Airbnb has tons of cash, so if they choose to enter this market, they will do it with an |

acquisition as we have seen with Tilt, Luxury Retreats, and many others. They won't bother to build from scratch in a space that requires dealing with many small homeowners. We know that their goal is to become an online travel agent (OTA), competing with TripAdvisor, Booking.com, and Expedia, so we see the chance of them entering this market as an exit opportunity for Vacayo.

| **What is the exit strategy?** | We are building a company we want to last, so IPO makes the most sense. Selling to Airbnb in 3-5 yrs to partner and run independently is not outside a reasonable possibility. Though our goal is to help homeowners, and our ability to continue doing this at an excellent pace will determine how we exit. |
|---|---|